Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 25, 2019

Mr. Mark A. Cowan, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 214 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 214”)

Dear Mr. Cowan:

This letter responds to comments you provided to me via email on Tuesday, October 8, 2019, with respect to Amendment No. 214. Amendment No. 214 was filed on August 29, 2019 and included disclosure with respect to the SPDR SSGA Gender Diversity Index ETF, SPDR Nuveen Bloomberg Barclays Municipal Bond ETF, SPDR Nuveen Bloomberg Barclays High Yield Municipal Bond ETF (formerly, SPDR Nuveen S&P® High Yield Municipal Bond ETF) and SPDR Portfolio High Yield Bond ETF (formerly, SPDR ICE BofAML Broad High Yield Bond ETF) (each, a “Fund” and collectively, the “Funds”), each a separate series of the Registrant, as set forth in the Prospectuses and Statements of Additional Information (“SAIs”) filed as part of Amendment No. 214.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. Any page references refer to the pages in Amendment No. 214. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 214.

General Comments

1.	Comment: In the future, please file marked copies of amendments to registration statements on the EDGAR system. See ADI 2018-04 – Marked Copies of Amendments to Registration Statements.

Response: The Registrant acknowledges the Staff’s comment and will endeavor to either

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW Washington, DC 20004 United States

file marked copies of future amendments to the registration statements on the EDGAR system or email marked copies of future amendments to registration statements to the Staff reviewer, consistent with ADI 2018-04 – Marked Copies of Amendments to Registration Statements.

2.

Comment: Please include completed fee tables without brackets along with your responses to the Staff’s comments to Amendment No. 214 as correspondence on EDGAR at least five (5) days prior to the effective date of the registration statement in order to give the Staff enough time to adequately review the responses.

Response: Completed fee tables with respect to each Fund are included in Appendix A to this correspondence. The Registrant acknowledges the Staff’s comment and will endeavor to file the response letter, with finalized fee tables, in advance of the effective date of the registration statement to provide the Staff time to review the responses.

Prospectus Comments (All Funds)

3.

Comment: The Staff notes that an index fund/index ETF may not use the index it seeks to track as the primary appropriate broad based securities market index (ABBSMI) required to be reflected in the average annual total returns table. However, the fund’s benchmark index could be used as an additional index in the table.

Response: The Registrant notes that, in addition to its benchmark Index, each Fund will include a broad based securities market index in its Average Annual Total Returns table in its upcoming amendment to the registration statement.

4.	Comment: Please confirm that management risk is adequately disclosed in each Fund’s Summary section.

Response: The Registrant believes the current discussion of “Indexing Strategy/Index Tracking Risk” appropriately discusses management-related risks for an index ETF.

5.

Comment: Under “Additional Strategies Information—Principal Strategies,” we note that readers are referred to “The Fund’s Principal Investment Strategy” section under “Fund Summary” for a “complete discussion of the Fund’s principal investment strategies.” Although Item 4 of Form N-1A should be a summary of a Fund’s Item 9 discussion, it currently appears that each Fund is using its Item 4 discussion as an Item 9 discussion. Please review the Form and revise as necessary. In addition, there also doesn’t appear to be any discussion of when the Adviser determines to buy and sell securities for a Fund. See IMGU 2014-08. Finally, please disclose each Fund’s concentration policy.

Response: The Registrant believes each Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to each Fund. In addition, the Registrant notes the Item 9 disclosure provides more detailed information with respect to each Fund’s sampling strategy. Accordingly, the Registrant has not revised either the Item 4 or Item 9 disclosure.

With respect to when the Adviser determines to buy and sell securities for a Fund, the Registrant notes that each Fund is an index ETF that seeks to track the performance of its benchmark index. The Registrant believes the first paragraph of each “The Fund’s Principal Investment Strategy” section and the further discussion of the Adviser’s use of a sampling strategy in the “Additional Strategies Information” section adequately describes in general terms how the Adviser decides which securities to buy and sell, consistent with Item 9(b)(2) of Form N-1A.

Finally, the Registrant notes each Fund’s concentration policy is described in “The Fund’s Principal Investment Strategy” section and under “Concentration Risk” in the “Additional Risk Information” section.

6.	Comment: Please revise the introductory sentence under “Additional Risk Information” as follows:

The following section provides additional information regarding ~~certain of~~ the principal risks identified under “Principal Risks of Investing in the Fund” in each Fund Summary along with additional risk information.

Response: The requested change will be made in the Trust’s upcoming amendment to the registration statement.

7.

Comment: The Staff encourages funds to disclose non-principal risks (and non-principal investment strategies) in a fund’s statement of additional information rather than in the fund’s prospectus. The Staff believes that including this disclosure in the prospectus may overwhelm other important information. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The Registrant believes the non-principal investment strategies and non-principal risks included in the prospectus are appropriate, clearly marked as non-principal, and do not overwhelm other information included in the prospectus. In addition, the Registrant notes that the Funds use summary prospectuses, and believes that individuals that review the statutory prospectus are looking for additional information with respect to the Funds.

8.	Comment: Please explain why “Concentration Risk” is not a principal risk of a Fund.

Response: Because each Fund’s strategy is to track the respective Index, a Fund’s investments will generally be concentrated in a particular industry or group of industries to the extent that its Index is concentrated in a particular industry or group of industries. As a result, the Fund may or may not be concentrated at any given time. The Registrant notes that disclosure is included in each “Principal Risks of Investing in the Fund” section related to sectors representing a significant portion of the respective Index as of August 31, 2019.

9.

Comment: As each Fund tracks an Index with a rules based methodology that is only rebalanced annually or semi-annually, the Staff would not expect any Fund to have high portfolio turnover or to engage in frequent trading. If a Fund will engage in frequent trading, please include disclosure to that effect in “The Fund’s Principal Investment Strategy” section and supplementally explain why “Portfolio Turnover Risk” is appropriate for the Fund. If it is not a principal risk for any Fund, please delete the risk factor from the “Additional Risk Information” section.

Response: The Registrant notes that “Portfolio Turnover Risk” is included under “Non-Principal Risks” because no Fund currently anticipates a significantly high turnover. However, because index rebalances are outside the Funds’ control and may potentially result in a high turnover rate, the Registrant believes this disclosure is appropriate to include as a non-principal risk of the Funds.

Prospectus Comments – SPDR SSGA Gender Diversity Index ETF

10.	Comment: Please include the current dollar range of the market capitalization of the companies currently included in the Index universe.

Response: Because the market capitalization range of companies eligible for and included in the Index is not specifically defined and may vary at any particular time, the Registrant believes that including a market capitalization range as of a certain date may be confusing when read at a later date and, therefore, the requested disclosure has not been included. The Registrant notes “The Fund’s Principal Investment Strategy” and “Principal Risks of Investing in the Fund” sections discuss the Fund’s focus on large-capitalization companies.

11.

Comment: Please briefly describe in “The Fund’s Principal Investment Strategy” section, with additional detail under “Additional Strategies Information,” how the number of holdings is determined and/or affected by the asset size of the Fund.

Response: Consistent with the Registrant’s exemptive relief and the disclosure in “The Fund’s Principal Investment Strategy” section for the Fund, the Fund will invest at least 80% of its total assets in the securities comprising its Index. As further noted in “The Fund’s Principal Investment Strategy” section for the Fund, in seeking to track the performance of the Index, the Fund utilizes a sampling strategy, which means that the Fund is not required to purchase all of the securities represented in its Index. The quantity of holdings in the Fund will be based on a number of factors, including asset size of the Fund. When the asset size of the Fund is small, it is possible that the dollar amount of certain index components the Fund would need to purchase to replicate the components’ weighting in its Index would be insignificant and the inclusion or exclusion of such index components would not have a material effect on the Fund’s ability to track its Index. In such instances, the transaction costs of buying and selling those securities may outweigh any benefits the Fund may receive by owning the securities. In these circumstances, the Fund may exclude such securities from its portfolio as part of its sampling strategy. The Registrant believes the current disclosure in “The Fund’s Principal Investment Strategy” and “Additional Strategies Information” sections addresses this.

12.	Comment: Please confirm that the following sentence under “The Fund’s Principal Investment Strategy” is consistent with the Fund’s exemptive relief:

In addition, in seeking to track the Index, the Fund may invest in equity securities that are not included in the Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by the Adviser).

Response: The Registrant confirms the sentence is consistent with the Fund’s exemptive relief.

13.

Comment: Please confirm if the Index is currently concentrated in any particular industry or sector. If so, please include appropriate disclosure to the “Principal Risks of Investing in the Fund” section. In addition, please revise the following sentence under “The Fund’s Principal Investment Strategy” to delete the word “generally.”

In seeking to track the Index, the Fund’s assets will generally be concentrated in an industry or group of industries to the extent that the Index concentrates in a particular industry or group of industries.

Response: The Registrant notes that as of August 31, 2019, a significant portion of the Index is comprised of companies in the technology sector, and that the following sentence will be included in the fourth paragraph under “The Fund’s Principal Investment Strategy,” along with corresponding risk disclosure in response to Items 4 and 9.

As of August 31, 2019, a significant portion of the Fund comprised companies in the technology sector, although this may change from time to time.

With respect to the sentence noted, the Registrant believes the current disclosure is appropriate. The Fund may use a sampling strategy where it may not be possible or practical to purchase all of the securities in the benchmark Index or amounts of such securities in proportion to their weighting in the Index, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, in instances when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or due to legal restrictions (such as diversification requirements that apply to the Fund but not the Index). These circumstances, which are outside the Fund’s control, may prevent the Fund from investing in all of the securities included in its Index or in the same proportion as the Index. As a result, it is possible the Fund’s exposure to certain industries may differ from that of the Index. However, the Fund will only be concentrated if its Index is so concentrated.

14.	Comment: Please clarify whether futures contracts are included in the Fund’s 20% basket.

Response: The Registrant confirms that futures contracts are included in the Fund’s 20% basket.

15.	Comment: Please explain when the Index is reconstituted.

Response: The Index is rebalanced and reconstituted annually on July 15th or on the next business day following July 15th, if July 15th is not a business day.

16.

Comment: Please disclose if the Fund is concentrated in any particular industry or sector as of the most recent practicable date. If so, please include appropriate disclosure to the “Principal Risks of Investing in the Fund” section. Also, please confirm that use of the term “significant” is not intended to reflect an investment of more than 25%.

Response: As noted in the response to Comment 13 above, as of August 31, 2019, a significant portion of the Index is comprised of companies in the technology sector, and the following sentence will be included in the fourth paragraph under “The Fund’s Principal

Investment Strategy,” along with corresponding risk disclosure in response to Items 4 and 9.

As of August 31, 2019, a significant portion of the Fund comprised companies in the technology sector, although this may change from time to time.

The Registrant confirms the term “significant” does not necessarily mean more than 25% of the Fund’s assets.

17.

Comment: The principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The Registrant acknowledges the Staff’s comment and will consider re-ordering the Fund’s principal risks in a future amendment.

18.	Comment: Please revise “The Fund’s Principal Investment Strategy” section to note that the Fund is non-diversified.

Response: The Registrant believes the current disclosure is consistent with Item 4(b)(iv) of Form N-1A. Item 4(b)(iv), relating to Principal Risks of Investing in the Fund, states the following: “if applicable, state that the Fund is non-diversified, describe the effect of non-diversification (e.g., disclose that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer), and summarize the risks of investing in a non-diversified fund.” The Registrant believes the discussion of “Non-Diversification Risk” in the “Principal Risks of Investing in the Fund” section addresses Item 4(b)(iv). The Registrant believes that if non-diversification must be disclosed in “The Fund’s Principal Investment Strategy” section, it would be addressed in Item 4(a) of Form N-1A relating to Principal Investment Strategies of the Fund.

19.

Comment: Since the Fund’s fiscal year end is other than a calendar year, please include the year-to-date return information as of the end of the most recent quarter end in a footnote to the bar chart. In addition, please consider whether the Fund should disclose that its strategy has changed.

Response: The requested footnote will be added to state the Fund’s calendar year to date returns as of September 30, 2019. The Registrant notes that the Fund’s strategy to track the Index has not changed, but rather certain changes were made to the Index’s methodology. Therefore, the Registrant has not added disclosure noting the Fund’s strategy has changed.

20.

Comment: Please revise the following disclosure under “Borrowing Money” in the “Additional Strategies Information” section, as the Staff believes it is potentially misleading since reverse repurchase agreements can only exceed 33 1/3% of the Fund’s total assets if they are fully covered.

Borrowing Money. Each Fund may borrow money from a bank as permitted by the Investment Company Act of 1940, as amended (“1940 Act”), or other governing statute, by the Rules thereunder, or by the U.S. Securities and Exchange Commission (“SEC”) or other regulatory agency with authority over the Fund, but only for temporary or emergency purposes. Each Fund may also invest in reverse repurchase agreements, which are considered borrowings under the 1940 Act. Although the 1940 Act presently allows a Fund to borrow from any bank (including pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets (not including temporary borrowings not in excess of 5% of its total assets), and there is no percentage limit on Fund assets that can be used in connection with reverse repurchase agreements, under normal circumstances any borrowings by a Fund will not exceed 10% of the Fund’s total assets.

Response: The Registrant notes that the Fund’s investments in reverse repurchase agreements will be fully covered as stated in the following statement in the “Reverse Repurchase Agreements” discussion in the SAI: “A Fund’s exposure to reverse repurchase agreements will be covered by securities having a value equal to or greater than such commitments.” In addition, as noted in the disclosure above and in the “Reverse Repurchase Agreements” discussion in the SAI, under normal circumstances the Fund’s investments in reverse repurchase agreements will not exceed 10% of the Fund’s total assets.

21.	Comment: The Staff notes a discussion of “Leveraging Risk” under Item 9. Please confirm whether this should be included in the Fund’s Item 4 risk disclosure.

Response: The discussion of “Leveraging Risk” under Item 9 is intended to supplement and enhance the summary Item 4 “Derivatives Risk” discussion. As a result, the Registrant believes the current disclosure is appropriate.

Prospectus Comments (SPDR Nuveen Bloomberg Barclays Municipal Bond ETF, SPDR Nuveen Bloomberg Barclays High Yield Municipal Bond ETF and SPDR Portfolio High Yield Bond ETF (collectively, the “Fixed Income Funds”))

SPDR Nuveen Bloomberg Barclays Municipal Bond ETF

22.

Comment: Please explain the language underlined below, as included in “The Fund’s Principal Investment Strategy” section, as the Staff believes only depository receipts and TBA transactions are permitted to be included in the Fund’s 80% basket in addition to the securities comprising the Index:

Under normal market conditions, the Fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Index or in securities that the Sub-Adviser determines have economic characteristics that are substantially identical to the economic characteristics of the securities that comprise the Index.

Response: The Registrant notes that the above language is consistent with the representation included in the notice related to the Fund’s exemptive relief (Investment Company Act Releases Nos. 27809 (April 30, 2017) (notice) and 27839 (May 25, 2007) (order)). In particular, representation #4 states:

At all times, a [Fund] will hold, in the aggregate, at least 80% of its total assets in component securities and investments that have economic characteristics that are substantially identical to the economic characteristics of the component securities of its Underlying Index.

The Registrant confirms that depository receipts and TBA transactions representing component securities are considered securities that have economic characteristics that are substantially identical to the economic characteristics of the securities that comprise the Index.

23.	Comment: Please note the Staff’s belief that the following disclosure, as included in “The Fund’s Principal Investment Strategy” section, should be a fundamental policy of the Fund:

Additionally, the Fund intends to invest, under normal circumstances, at least 80% of its net assets, plus the amount of borrowings for investment purposes, in investments the income of which is exempt from Federal income tax.

Response: The Registrant confirms that the above policy is fundamental to the Fund. Please see fundamental policy #7 in the “Investment Restrictions” section of the Fund’s SAI.

24.	Comment: Please confirm that in the event the Fund incurred more than 0.01% of acquired fund fees and expenses, it would add a line item to the fee table for acquired fund fees and expenses.

Response: The Registrant confirms that in the event the Fund incurs more than 0.01% of acquired fund fees and expenses, it will add a line item to the fee table for acquired fund fees and expenses.

25.	Comment: Please explain or provide an example of duration in the Fund’s Item 9 disclosure.

Response: The Registrant notes inclusion of the following explanation and example of duration in the “Interest Rate Risk” discussion under “Additional Risk Information”:

Interest Rate Risk. Interest rate risk is the risk that the securities held by a Fund will decline in value because of increases in market interest rates. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. Debt securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than debt securities with shorter durations. For example, the value of a security with a duration of five years would be expected to decrease by 5% for every 1% increase in interest rates. Falling interest rates also create the potential for a decline in a Fund’s income and yield. Interest-only and principal-only securities are especially sensitive to interest rate changes, which can affect not only their prices but can also change the income flows and repayment assumptions about those investments. Variable and floating rate securities also generally increase or decrease in value in response to changes in interest rates, although generally to a lesser degree than fixed-rate securities. A substantial increase in interest rates may also have an adverse impact on the liquidity of a security, especially those with longer durations. Interest rate changes can be sudden and unpredictable, and are influenced by a number of factors, including government policy, monetary policy, inflation expectations, perceptions of risk, and supply and demand for bonds. Changes in government or central bank policy, including changes in tax policy or changes in a central bank’s implementation of specific policy goals, may have a substantial impact on interest rates. This could lead to heightened levels of interest rate, volatility and liquidity risks for the fixed income markets generally and could have a substantial and immediate effect on the values of a Fund’s investments. There can be no guarantee that any particular government or central bank policy will be continued, discontinued or changed, nor that any such policy will have the desired effect on interest rates.

26.

Comment: The principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The Registrant acknowledges the Staff’s comment and will consider re-ordering the Fund’s principal risks in a future amendment.

27.

Comment: Please consider revising the first sentence of the “Valuation Risk” discussion in the “Principal Risks of Investing in the Fund” section, as the current presentation seems to conflict (“some” vs. “potentially a large”).

Some portfolio holdings, potentially a large portion of the Fund’s investment portfolio, may be valued on the basis of factors other than market quotations.

Response: The Registrant believes the current disclosure is appropriate. The amount of the Fund’s portfolio holdings that may be valued on the basis of factors other than market quotations may vary. The current disclosure is meant to address that a large portion of the Fund’s portfolio holdings may possibly, but not necessarily, be valued based on factors other than market quotations.

SPDR Nuveen Bloomberg Barclays High Yield Municipal Bond ETF

28.

Comment: The Staff notes inclusion of a discussion on private activity bonds under “Principal Risks of Investing in the Fund,” but was unable to find corresponding disclosure in the principal strategies discussion. If investment in private activity bonds is a principal risk of the Fund, please revise “The Fund’s Principal Investment Strategy” section to include a discussion of private activity bonds and revise the risk disclosure to focus on the risks associated with such investments.

Response: The Registrant has added the following to “The Fund’s Principal Investment Strategy” section:

Bonds included in the Index may include private activity bonds, which are typically issued by or on behalf of local or state governments for the purpose of financing the project of a private user.

In addition, the Registrant has revised the risk disclosure related to private activity bonds as follows:

Private Activity Bonds Risk: Private activity bonds are issued by or on behalf of public authorities to obtain funds to provide privately operated housing facilities, airport, mass transit or port facilities, sewage disposal, solid waste disposal or hazardous waste treatment or disposal facilities and certain local facilities for water supply, gas or electricity. Other types of private activity bonds, the proceeds of which are used for the construction, equipment, repair or improvement of privately operated industrial or commercial facilities, may constitute municipal securities, although the current federal tax laws place limitations on the size of such issues. The credit and quality of private activity bonds are usually related to the credit of the corporate user of the facilities. Payment of interest on and repayment of principal of such bonds are the responsibility of the corporate user (and/or any guarantor), which means that the holder of the private activity bond is exposed to the risk that the corporate user (and/or any guarantor) may default on the private activity bond. Conditions such as regulatory and environmental restrictions and economic downturns may lower the need for and the ability of corporate users to pay for the projects financed by private activity bonds. The Fund’s distributions of its interest income from private activity bonds may subject certain investors to the federal alternative minimum tax.

SPDR Portfolio High Yield Bond ETF

29.	Comment: Please clarify whether the derivatives used by the Fund, including credit default swaps and credit default index swaps, are included in the Fund’s 20% basket.

Response: The Registrant confirms that the derivatives used by the Fund are included in the Fund’s 20% basket.

30.	Comment: Please add a Rule 35d-1 “Names Rule” policy with respect to the Fund’s investments in high-yield securities, as suggested by its name.

Response: The Registrant notes non-fundamental policy #2, as disclosed in the SAI under “Investment Restrictions,” states the following:

With respect to the SPDR Bloomberg Barclays High Yield Bond ETF, SPDR Bloomberg Barclays Short Term High Yield Bond ETF and SPDR Portfolio High Yield Bond ETF, will not invest, under normal circumstances, less than 80% of its net assets, plus the amount of borrowings for investment purposes, in bonds that are rated below investment grade. Prior to any change in this 80% investment policy, the Fund will provide shareholders with 60 days written notice.

31.

Comment: The Staff notes inclusion of a discussion on restricted securities under “Principal Risks of Investing in the Fund,” but was unable to find corresponding disclosure in the principal strategies discussion. If investment in restricted securities is a principal risk of the Fund, please revise “The Fund’s Principal Investment Strategy” section to include a discussion of such investments.

Response: The Registrant has added the following to “The Fund’s Principal Investment Strategy” section:

Securities included in the Index may include securities that are subject to restrictions on resale under the U.S. federal securities laws (“restricted securities”).

All Fixed Income Funds

32.	Comment: In the “Additional Strategies Information—Principal Strategies” section, please separately identify the strategies applicable to each Fund.

Response: Except for the disclosure in which specific Funds are referenced, the disclosure in the section applies to each Fund. Rather than repeating information for each Fund, the Registrant has consolidated the disclosure.

33.

Comment: Certain of the risks identified in the table under “Additional Risk Information—Principal Strategies” do not correspond with the principal risks identified for each Fund in its Summary section. Please see the Staff’s highlighted items in the table and reconcile.

Response: The Item 9 discussions identified by the Staff are intended to supplement and enhance certain summary Item 4 risk discussions. As a result, the Registrant believes the current disclosure is appropriate.

SAI Comments (All Funds)

34.

Comment: In the “Investment Restrictions” section, with respect to the concentration restriction, please consider adding an explanatory note to clarify that a Fund will be concentrated to the same extent as the Fund’s underlying Index.

Response: The Registrant believes the requested disclosure is addressed in the following statement currently included in the “Concentration” discussion in the “Investment Policies” section of the SAI:

Each Fund will concentrate its investments in securities of issuers in the same industry as may be necessary to approximate the composition of the Fund’s underlying Index.

SAI Comments (Fixed Income Funds)

35.

Comment: The Staff notes the discussion of “Considerations Regarding Investment in Municipal Securities Issued by Puerto Rico.” If this is expected to be a principal risk for any Fund, please add corresponding risk disclosure to the Fund’s Prospectus.

Response: The Registrant confirms that Puerto Rico-related risk is not a principal risk for any of the Fixed Income Funds.

36.	Comment: Please explain the basis for the SPDR FTSE International Government Inflation-Protected Bond ETF’s T+3, rather than T+2, settlement date.

Response: The Registrant confirms the Fund typically expects to pay proceeds of a redemption request on the third business day after the redemption request, as noted in the “Purchase and Redemption of Creation Units” section.

The Registrant believes the emphasized portion of Rule 15c6-1(a) below permits a settlement period longer than T+2 if agreed to by the parties.

Except as provided in paragraphs (b), (c), and (d) of this section, a broker or dealer shall not effect or enter into a contract for the purchase or sale of a security (other than an exempted security, government security, municipal security, commercial paper, bankers’ acceptances, or commercial bills) that provides for payment of funds and delivery of securities later than the second business day after the date of the contract unless otherwise expressly agreed to by the parties at the time of the transaction (emphasis added).

Part C

37.

Comment: Please file the license and/or sub-license agreement between the Adviser and any Index Provider, as the Staff views such agreement as a material contract required to be filed pursuant to Item 28(h) of Form N-1A.

Response: The Registrant does not believe that a license agreement between the Adviser and an Index Provider is required to be filed because the Registrant and Funds are not parties to the license agreement and, therefore, has not filed any license agreement as an exhibit to the registration statement.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,
/s/ Beau Yanoshik
Beau Yanoshik

cc:	Sean O‘Malley, Esq.

W. John McGuire, Esq.

Appendix A

SPDR® SSGA Gender Diversity Index ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.20%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses	0.20%

***

SPDR® Nuveen Bloomberg Barclays Municipal Bond ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.30%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses	0.30%
Less contractual fee waiver[1]	(0.07)%
Net annual Fund operating expenses	0.23%

[1]

SSGA Funds Management, Inc. (the “Adviser”) has contractually agreed to waive a portion of its management fee and reimburse certain expenses, until October 31, 2020, so that the net annual Fund operating expenses, before application of any fees and expenses not paid by the Adviser pursuant to the Investment Advisory Agreement, if any, are limited to 0.23% of the Fund’s average daily net assets. The contractual fee waiver does not provide for the recoupment by the Adviser of any fees the Adviser previously waived. The Adviser may continue the waiver and/or reimbursement from year to year, but there is no guarantee that the Adviser will do so and the waiver and/or reimbursement may be cancelled or modified at any time after October 31, 2020. This waiver and/or reimbursement may not be terminated prior to October 31, 2020 except with the approval of the Fund’s Board of Trustees.

***

SPDR® Nuveen Bloomberg Barclays High Yield Municipal Bond ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.35%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses	0.35%

***

SPDR® Portfolio High Yield Bond ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees[1]	0.15%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses[1]	0.15%

[1]	The Fund’s “Management fees” and “Total annual Fund operating expenses” have been restated to reflect current fees.